SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Connetic Ventures Fund

ADDRESS:	910 Madison Avenue
Covington, KY 41011

TELEPHONE NUMBER:	(859)380-0716

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	Corporation Trust Center 1209 Orange Street Wilmington, New Castle County, Delaware 19801

CHECK APPROPRIATE BOX:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes [ ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Atlanta and State of Georgia on this 4th day of October, 2023.

CONNETIC VENTURES FUND

/s/Terrence O. Davis
		By:	Terrence O. Davis
ATTEST:	/s/Rachel Backstrom	Title:	Initial Trustee
Name:	Rachel Backstrom
Title:	Notary Public